CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Corporation”).  The MD&A should be read in conjunction with the December 31, 2005 Year End Report and news releases issued by the Corporation during the period January 1, 2006 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Corporation’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation’s control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.   ETG treatments are presently available in 15 countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Corporation’s website: http://www.current-technology.com.

The Corporation has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  CTG sessions are presently available in the United States, Korea and Taiwan.

NEW MARKETING AND SALES STRATEGY:  REVENUE SHARING MODEL

No change since issuance of the December 31, 2005 MD&A.

NEW INITIATIVES:  UNITED STATES

On February 4, 2006 an interim sales agreement was entered into with Strategic Laser & MedSpa, LLC (“Strategic Laser”) providing for the completion of a definitive agreement and placement of an initial order for 200 CTGs on or before June 30, 2006.  The agreement with Strategic Laser is structured on a revenue sharing basis.  The Corporation intends to sell CTGs to Strategic Laser at cost and will be paid up to 30% of the ultimate retail price paid by the customer.  Strategic Laser has developed an introductory marketing program that should provide maximum product exposure.   Simply put, all salon/spa customers will be offered free use of CTG units for the first 90 days.  Starting with an initial placement of 200 units in high traffic salons and spas, Strategic Laser has constructed a financial model projecting the placement on a revenue sharing basis of up to 5,000 units over five years.

Jason Olcese, the CEO of Strategic Laser, is assembling a board of directors and advisory board in anticipation of market launch.  Initial members include Frank L. Carney (co-founder of Pizza Hut and past president of the International Franchise Association), James F. Lewin (retired senior executive of Security Pacific National Bank) and Dr. Stuart Maddin (a member of Current Technology’s Medical and Scientific Advisory Board).

As discussed in the December 31, 2005 MD&A, in anticipation of the Strategic Laser agreement, the Corporation in Q4 2005 cancelled all legacy distributorship agreements and terminated a pilot distributorship agreement.  In Q1 2006, the Corporation issued 275,000 restricted shares to purchase three CTG units from the former pilot distributor which are now operating on a revenue sharing basis.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

Failure to complete the Strategic Laser agreement will have a material negative impact on the Corporation.

NEW INITIATIVES:  UNITED KINGDOM

The Corporation has appointed Anchorage Capital Partners Limited (“ACP”) of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed – Current Technology (UK) Ltd. (the “Subsidiary”).  ACP has recently obtained approval in principle from Her Majesty’s Revenue & Customs for Venture Capital Trusts (“VCT”) to invest in Current Technology on the condition the funds would in turn be advanced to the Subsidiary for expansion in the UK, Europe and the Middle East on a revenue sharing basis.  ACP is approaching the VCT community in the United Kingdom on a best efforts basis for financing of up to 3.5 million Pounds Sterling.

PRODUCT DISTRIBUTION

TrichoGenesis platform products are operating in 18 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea* Taiwan* Thailand Singapore Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which relevant activity has occurred since release of the December 31, 2005 MD&A.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

Asia Pacific

Gromark Consumers Enterprise Pte. Ltd. (“Gromark”) has purchased and fully paid for one additional ETG for Hong Kong (for a total of three) and two for Malaysia.  Negotiations are ongoing for development of these two markets.  In addition, Gromark reports further negotiations with respect to Indonesia, Australia, Japan and five regions of China.  The Corporation cannot guarantee either if, or when, these developments will result in further definitive agreements and/or purchase orders.

Europe

On March 20, 2006 the Corporation announced the signing of an exclusive distribution agreement for the Republic of Turkey with Sanomed Medikal Teknoloji Co. (“Sanomed”).  Two ElectroTrichoGenesis devices were delivered in March 2006 to dermatology/aesthetic clinics in Istanbul.  During May 2006, approval was received from leasing companies in Turkey for the purchase of two more ETGs which will be shipped as soon as funds are received, subject to resolution of air freight issues caused by a recent fire at the Istanbul airport.  In addition, Sanomed’s principal, Mr. Ali Bicken, has verbally advised he anticipates placing an order for a further two units by the end of May or early June 2006.

The Americas

Centro Laser de la Belleza (“Centro Laser”) was appointed exclusive distributor for Venezuela in December 2005, having agreed to purchase 18 ETGs over a period of 3 years.  Centro Laser owns and/or operates 27 laser centers and is the largest provider of such services in Venezuela.  The first ETG was shipped during Q1 of 2006.  Deposits have been received for the purchase of further ETGs, and additional orders are anticipated in the near future.

REGULATORY COMPLIANCE

No change since issuance of the December 31, 2005 MD&A.

BOARD OF DIRECTORS

No change since issuance of the December 31, 2005 MD&A.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

OPERATIONAL COMMENTARY

No change since issuance of the December 31, 2005 MD&A.

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary will not conduct material operations prior to completion of the best efforts financing referred to above in “New Initiatives:  United Kingdom”.  During the last three years, there have been no discontinued operations; no material changes in accounting policies and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd.  The consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 17 to the financial statements.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  The working capital deficiency increased significantly from $166,003 at December 31, 2005 to $1,162,218 at March 31, 2006, for a total increase of $996,215, as a result of the following:  the convertible promissory note in the amount of $786,622 due January 2007 became a current liability; a decrease in current assets $50,964; increase in accounts payable and accrued liabilities of $59,535; repayment of the promissory note of $141,135; increase in subscription liability of $306,552 (see “Equity Resources” above); a lease obligation of $10,292; and a decrease in unearned revenue of $76,615 as certain revenue was recognized.  The aforementioned decrease in current assets of $50,964 was a result of the following:  a decrease in cash of $52,204; an increase in accounts receivable of $10,267; a subscription receivable for $17,520; an increase in inventory of $9,631; a decrease in prepaid expenses of $24,349; and a decrease in deferred financing cost of $11,829.

With respect to the long-term portion of the balance sheet, equipment and website development increased by a net of $152,870 as a result of the purchase from a legacy pilot distributor of three CTG units (see “New Initiatives:  United States”) and the assumption of vehicle leases.  The convertible promissory note due January 2007 of $688,174 was reclassified from long-term to a current liability as noted above.  The aforementioned assumption of leases resulted in a lease obligation of $87,717.

Shareholder’s Deficiency increased from $793,866 on December 31, 2005 to $1,036,754 on March 31, 2006 for a net increase of $242,888 as a result of the net loss of $359,915 which was partially offset by the $18,195 increase in contributed surplus (from stock based compensation) and the $98,832 increase in share capital (see “Equity Resources”).

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

Consolidated Statement of Loss and Deficit:  Revenue in Q1 of 2006 ($146,536) was approximately the same as revenue for the same period in 2005 ($150,745).  Loss from operations decreased by $103,914 from $389,209 in 2005 to $285,295 in 2006.  “Other items” diverged significantly, however.  There was an unrealized foreign exchange recovery of $74,107 in 2005 (as a result of the conversion of a convertible promissory note to common shares and warrants) versus an expense $7,655 in 2006 along with accretion interest expense of $66,965 (see “Significant Accounting Policies:  Debt Instruments” for an explanation).  As a result, the net loss increased from $315,102 in 2005 to $359,915 in 2006.

The decrease in operating loss was primarily made up of a decrease of approximately $70,000 in legal, audit and filing fees (legal expense in Q1 of 2005 was substantially higher than in 2006 because of expenses surrounding negotiations and execution of the Forbearance Agreement with Keith Denner); a decrease of $18,268 due to the lack of public relations activity; and a decrease of approximately $16,000 in regulatory expense.

In addition to the foregoing analysis the following additional comments are in order with respect to the Consolidated Statement of Loss and Deficit.  There was a significant change in the allocation between interest on convertible promissory note ($26,825 versus $14,847) and interest on promissory note ($2,306 versus $19,842) primarily reflecting the conversion of a promissory note to a convertible promissory note on March 22, 2005 pursuant to the aforementioned Forbearance Agreement (please see “Debt Instruments” in the December 31, 2005 MD&A for further particulars).

Consolidated Statement of Cash Flows:  The funding of operating activities of $247,268 and investing activity of $167,633 by net financing activities of $362,697 resulting in a net decrease in cash of $52,204 is clearly demonstrated in this statement.

Changes in accounting policies: There have been no material changes in accounting policies.

Significant Accounting Policies:  Debt Instruments

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component, which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the Corporation issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

Transactions with related parties:
Transactions During the Year -
Salaries and consulting fees accrued or paid	$76,512

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.

Balance at Year End -
Salaries, consulting fees payable to directors and
companies controlled by directors of the Corporation	16,108

On May 8, 2006 the Directors added a cashless exercise provision to all options granted outside of the 2004 Stock Option and Stock Bonus Plan prior to December 31, 2005.  Included in the change were options to purchase 3,325,000 shares held by Directors.  In addition, on May 8, 2006 the Directors extended the term of 2.5 million warrants (see “Warrants”) held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2006 to June 30, 2007.

EQUITY RESOURCES

Share Capital:  A total of 750,000 shares were issued during Q1 of 2006:

	Number of Shares	Amount
Balance, beginning	74,655,023	$34,061,493
Common Shares Issued -
- For settlement of debt	275,000	53,136
- Exercise of warrants	400,000	35,040
- Exercise of options	75,000	10,656

Balance, ending	75,405,023	$34,160,325

In addition to the foregoing, during the year 2005, the Corporation received US$287,500 for the private placement of 2,300,000 units. Subsequent to December 31, 2005, the Corporation received US$237,500 for the private placement of 1,900,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The Corporation may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days.  Under such circumstances the warrants must be exercised within 21 days.  The units were issued April 13, 2006.  Subsequent to December 31, 2005 the Corporation also received US$28,230 for the exercise of warrants which have not been issued.  There are no preferred shares outstanding.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

Warrants:  The following warrants were outstanding on March 31, 2006.

Expiry Date	Number of Shares	Exercise Price	Note Reference
April 30, 2006	200,000	US $0.30
June 26, 2006	450,000	US $0.20	3
June 30, 2007	2,500,000	US $0.05	3
October 11, 2006	80,000	US $0.50
January 9, 2007	2,000,000	US $0.25	1, 3
January 9, 2007	2,980,000	US $0.10	1, 3
January 9, 2007	6,949,766	US $0.05	1, 3
January 9, 2007	179,167	US $0.15	1, 3
January 9, 2007	1,600,000	US $0.50	1, 3
May 15, 2007	1,227,129	US $0.55
June 15, 2009	1,000,000	US $0.15	3
June 15, 2009	1,637,696	US $0.20
July 15, 2009	200,000	US $0.20
December 23, 2009	300,000	US $0.25
January 2, 2010	3,200,000	US $0.25	2, 3
March 25, 2010	1,200,000	US $0.25
May 31, 2010	1,200,000	US $0.25
July 25, 2010	200,000	US $0.15
September 21, 2010	300,000	US $0.25
December 30, 2010	600,000	US $0.25

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

2

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010; and

b)

The date that is one year and five business days after the date on which the new convertible promissory note is paid in full.

3

These warrants have a cashless exercise provision.

Stock Options: From time to time the Corporation grants incentive stock options to directors, officers, employees and promoters of the Corporation.  In addition, on September 2, 2004 the Corporation adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Corporation reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Corporation filed a Form S-8

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding March 31, 2006:

Expiry Date	Number of Shares	Exercise Price
February 7, 2007	3,070,000	US $0.05
December 20, 2007	200,000	US $0.05
September 6, 2007	200,000	US $0.125
October 10, 2007	200,000	US $0.20
December 19, 2007	225,000	US $0.26
April 8, 2008	250,000	US $0.26
September 30, 2009	200,000	US $0.30*
October 17, 2009	850,000	US $0.25
December 22, 2009	175,000	US $0.25
December 23, 2009	100,000	US $0.25*
May 17, 2010	175,000	US $0.23
July 15, 2010	150,000	US $0.26
November 20, 2010	200,000	US $0.28
December 12, 2010	200,000	US $0.32
January 2, 2011	45,000	US $0.31

*

2004 Stock Option and Stock Bonus Plan

Note

-

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005 outside the 2004 Stock Option and Stock Bonus Plan.

DEBT INSTRUMENTS

Promissory Note December 31, 2005:  On July 25, 2005 the Corporation issued a secured promissory note in the amount of US$110,000 with an interest rate of 24% and a due date of January 27, 2006.  The note was secured by a registered charge on 20 TrichoGenesis units which were being manufactured.  The note was fully repaid on January 26, 2006.

Convertible Promissory Note March 31, 2006 and December 31, 2005:  The convertible promissory note is due to Keith Denner, a lender who owns over 20% of the Corporation and was issued March 22, 2005 pursuant to a Forbearance Agreement.  The lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Corporation at any time until maturity.  This convertible note bears interest of 10% and matures on January 2, 2007.  At December 31, 2005, the liability portion of this note was $688,174, calculated as follows:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

Principal and interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

On March 31, 2006, the liability portion of the note was $786,622, calculated as follows:

Principal and interest		$1,116,111
Less: Unamortized accretion from conversion feature	$104,455
Unamortized accretion from fair valuation of warrants	225,034	329,489
Period ended March 31,2006		$ 786,622

The promissory note is secured by a security agreement under which the Corporation agreed to grant the lender security interest over all the Corporation’s property and assets, including all intellectual property.

Currency Fluctuations:  The increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in Q1 of 2005 of $74,107 and in a modest foreign exchange loss of $7,655 in Q1 of 2006.  Historically the Corporation has not hedged its foreign exchange risk.  It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, $11,630 on December 31, 2005 and $11,680 on March 31, 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2004 through March 31, 2006.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2005 consolidated financial statements.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

	2006		2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	146,536	43,840	147,626	155,102	150,745	178,030	11,240	50,238
Operating loss	285,295	738,498	289,185	372,091	294,302	668,042	572,007	364,792
Net loss	359,915	806,122	261,653	527,247	220,195	608,418	516,644	384,308

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Corporation announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased and sales were sufficient to warrant a second order of 20 new units in July 2005.  The reduction in revenue in Q4 of 2005 resulted primarily from a move towards the revenue sharing model wherein the Corporation maintains ownership of its TrichoGenesis units and participates in downstream revenue, as opposed to the more conventional sales model wherein title actually transfers and revenue is recorded as the sale is consummated (see “New Marketing and Sales Strategy: Revenue Sharing Model” in the December 31, 2005 MD&A for further particulars).  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and may portend future revenue growth.

However, as evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Revenue can only be described as modest at best.  In the circumstances, comparisons stated in either absolute or percentage terms are not particularly meaningful.  The Corporation believes annual revenue may increase significantly as a result of its initiatives in the United States, Europe and Asia, however, quarter by quarter comparisons will probably remain less than meaningful in the near term and future reductions in quarterly revenue (as seen in Q4 of 2005) may occur as a result of the transition to the revenue sharing model.

RISK FACTORS

The business of the Corporation involves a number of risks and uncertainties that could cause actual results to differ materially from results projected in any forward-looking statement, or statements, made in this MD&A.  The Corporation’s securities are speculative and investment in the Corporation involves a high degree of risk.  Prospective investors should consider the following:

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

1.

As with any product or service, competition from new sources may arise and existing competition may increase which may adversely affect the Corporation’s business plan.

2.

The Corporation’s success will partially depend on its ability to obtain and enforce patents relating to the technology and to protect its trade secrets. Further patents may not be available. In addition, third parties may challenge, narrow, invalidate or circumvent the Corporation’s patents.  The Corporation intends to market its products in many different countries. In some of those, patents may not be held nor applied for. Different countries have different patent rules and the Corporation may sell in countries that do not honor patents and in which the risk of product copying would be greater.

3.

The Corporation’s business exposes it to potential product liability risks, which are inherent in the testing, Corporation manufacturing, marketing and sale of medical and/or cosmetic products.  While the Corporation will take precautions it deems to be appropriate to avoid product liability suits against it, there can be no assurance that it will be able to avoid significant product liability exposure.  Product liability insurance is generally expensive to the extent it is available at all.  The Corporation has not yet obtained product liability coverage.

4.

The Corporation is dependent on the management of certain key personnel.  At this time, no key man insurance has been obtained.

5.

Historically, consumers held negative perceptions for hair restoration products or processes.  While the Corporation has developed a reasonable strategy for responding to this perception, there can be no assurance that widespread acceptance of the Corporation’s technology can be achieved.  Failure to gain timely market acceptance of its products would have a material adverse effect on the Corporation’s ability to generate revenue, and would have a material adverse effect on the Corporation’s business, financial condition and results of operations.

6.

Many of the countries in which the Corporation’s products are available face adverse economic and political conditions which make business development more difficult.

7.

Due to the relatively low price of the Corporation’s shares, financings have caused and may continue to cause dilution.

8.

The Corporation’s common stock is listed on the OTCBB.  Investors may find it more difficult to dispose of or to obtain accurate quotations as to the market value of the Corporation’s common stock than would be the case if it were listed on a more recognized stock exchange or quotation service.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006 (continued)

9.

The Corporation has entered into agreements with distributors in various countries around the world.  In most instances, these agreements are with entities which have few if any, assets.  If these entities fail to perform, the Corporation’s only remedy may be to cancel the contract and seek a replacement distributor.  Thus there are no assurances that the minimum number of units will be purchased under any agreement.

LIQUIDITY AND FUTURE OPERATIONS

The Corporation incurred a net loss of $359,915 during the Q1 of 2006.   The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $36,472,065 at March 31, 2006.  A convertible promissory note with a balance of $1,116,111 on March 31, 2006 is due January 2, 2007.  Although the note is convertible at US$0.25 per share, the lender who already owns over 20% of the Corporation may demand payment in cash.  The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

Dated:  May 29, 2006